UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INERGY, L.P.

(Name of issuer)

Common Units Representing Limited Partner Interests

(Title of class of securities)

456615103

(CUSIP number)

R. Brooks Sherman, Jr.

Executive Vice President and Chief Financial Officer

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

(816) 842-8181

(Name, address and telephone number of person authorized to receive notices and communications)

November 5, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 456615103
1.	Names of reporting persons Inergy Holdings, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (See Note 1) (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒ (see Note 1)
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) PN

(1)	As described in Item 3, the Reporting Persons may no longer be deemed to be members of a group for purposes of this Schedule. Inergy Holdings, L.P. and Inergy Holdings GP, LLC disclaim beneficial ownership of the 11,176,698 Common Units beneficially owned by John J. Sherman.

Schedule 13D/A

CUSIP No. 456615103
1.	Names of reporting persons Inergy Holdings GP, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (See Note 1) (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒ (see Note 1)
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) OO (Limited Liability Company)

(1)	As described in Item 3, the Reporting Persons may no longer be deemed to be members of a group for purposes of this Schedule. Inergy Holdings, L.P. and Inergy Holdings GP, LLC disclaim beneficial ownership of the 11,176,698 Common Units beneficially owned by John J. Sherman.

Schedule 13D/A

CUSIP No. 456615103
1.	Names of reporting persons John J. Sherman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (See Note 1) (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 11,176,698
	8.	Shared voting power 0
	9.	Sole dispositive power 11,176,698
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 11,176,698
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) Approximately 9.8% (See Note 2)
14.	Type of reporting person (see instructions) IN

(1)	As described in Item 3, the Reporting Persons may no longer be deemed to be members of a group for purposes of this Schedule.
(2)	Based on 114,040,805 Common Units outstanding as of November 5, 2010.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) is filed by Inergy Holdings, L.P. (“Holdings”), Inergy Holdings GP, LLC (“Holdings GP”) and John J. Sherman (“Mr. Sherman” and, together with Holdings and Holdings GP, the “Reporting Persons”). This Amendment amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 9, 2010 (the “Original Schedule 13D”) in respect of common units representing limited partner interests (the “Common Units”) in Inergy, L.P. (the “Issuer”). The Original Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Capitalized terms used and not defined herein have the meanings given to them in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and supplemented to include the following:

Mr. Sherman is the trustee of the John J. Sherman Revocable Trust dated May 4, 1994 (the “Sherman Revocable Trust”) and a co-trustee of the John J. Sherman 2005 Grantor Retained Annuity Trust I under Trust Indenture dated March 31, 2005 (the “Sherman GRAT” and, together with the Sherman Revocable Trust, the “Sherman Trusts”).

In connection with the closing of the transactions contemplated by the Merger Agreement, Holdings’ purpose will be limited to owning all of the limited liability company interests in, and being the sole member of, the Inergy GP, and Holdings GP will cause Holdings not to engage, directly or indirectly, in any business activity other than the ownership, and being a member, of Inergy GP and immaterial or administrative actions related thereto, without the prior consent of the New NRGP LP. On November 8, 2010, the New York Stock Exchange (the “NYSE”) filed a Form 25 (Notice of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934) and trading of the Holdings Common Units on the NYSE was suspended from trading before the opening of the market. Therefore, Holdings is no longer a publicly traded partnership on the NYSE.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented to include the following:

In connection with the closing of the Merger (i) the 1,080,453 Common Units directly held by Holdings were distributed to former Holdings unitholders as part of the merger consideration; (ii) the 789,202 Common Units owned by IPCH were converted into 847,415 Class A units representing limited partner interests in the Issuer (“Class A Units”) and (iii) the 2,837,034 Common Units and non-economic general partner interest in the Issuer owned by Inergy Partners were converted into 4,019,837 Class A Units. As a result, Holdings no longer beneficially owns any Common Units, and Holdings GP, the general partner of Holdings, is no longer deemed to beneficially own any Common Units. Therefore, the Reporting Persons may no longer be deemed to be members of a group for purposes of this Schedule.

In addition, the merger consideration paid by the Issuer to the Sherman Trusts over which Mr. Sherman has voting control in connection with the Merger included, collectively, 10,983,115 Common Units and 7,322,077 Class B units representing limited partner interests in the Issuer (“Class B Units”).

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented to include the following:

Merger Agreement

On September 3, 2010, the Issuer, Inergy GP, Holdings, Holdings GP, New NRGP LP and MergerCo entered into the First Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”), which amended and restated the Agreement and Plan of Merger dated as of August 7, 2010. At the Special Meeting of Unitholders of

Holdings held on November 2, 2010, Holdings’ unitholders approved the adoption of the Merger Agreement and the transactions contemplated thereby. On November 5, 2010, the effective date of the Merger, all outstanding Holdings Common Units were converted into the right to receive 0.77 Common Units, except that with respect to the 11,568,560 Common Units to which certain members of senior management and directors of Holdings GP, including Mr. Sherman, and other beneficial owners of Holdings Common Units (the “PIK Recipients”) otherwise would be entitled pursuant to the Merger, the respective PIK Recipients will instead be entitled to receive Class B Units in accordance with the Merger Agreement, with any fractional units to be paid in cash.

Support Agreement

Also on November 5, 2010, the Support Agreement by and among the Issuer and the Holdings Unitholders terminated in accordance with its terms upon the effective time of the Merger.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and supplemented to include the following:

(a)-(b) Mr. Sherman is the beneficial owner of 11,176,698 Common Units for which he has voting and dispositive power (representing approximately 9.8% of the Common Units outstanding as of November 5, 2010, assuming all Holdings Common Units are exchanged for the merger consideration pursuant to the Merger Agreement). Of these 11,176,698 Common Units, (i) 10,637,454 Common Units are held in the Sherman Revocable Trust for which Mr. Sherman serves as the trustee, (ii) 345,661 Common Units are held in the Sherman GRAT for which Mr. Sherman serves as a co-trustee, (iii) 10,840 Common Units are held through the EUPP and (iv) 43,873 Common Units are individually owned by Mr. Sherman. As described in Item 3, as a result of the Merger, Holdings is no longer the beneficial owner of any Common Units either directly or indirectly, and Holdings GP, the general partner of Holdings, is no longer deemed to beneficially own any Common Units.

(e) Upon the closing of the Merger on November 5, 2010, Holdings and Holdings GP ceased to be the beneficial owners of more than five percent of the Common Units. As described in Item 3, the Common Units directly owned by Holdings were distributed to former Holdings unitholders as part of the merger consideration. In addition, the Common Units directly owned by IPCH and Inergy Partners were converted into Class A Units. As a result, Holdings no longer beneficially owns any Common Units, and Holdings GP, the general partner of Holdings, is no longer deemed to beneficially own any Common Units. Therefore, the Reporting Persons may no longer be deemed to be members of a group for purposes of this Schedule.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement (incorporated herein by reference to Exhibit 1 to the Original Schedule 13D filed on August 9, 2010).

Exhibit 2	Agreement and Plan of Merger dated as of August 7, 2010 (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed August 9, 2010).

Exhibit 3	Support Agreement dated as of August 7, 2010 (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed August 9, 2010).

Exhibit 4	Limited Liability Company Agreement of Inergy Holdings GP, LLC (incorporated herein by reference to Exhibit 3.4 to Inergy Holdings L.P.’s Registration Statement on Form S-1/A (File No. 333-122466) filed on March 14, 2005).

Exhibit 5	First Amended and Restated Agreement and Plan of Merger dated as of September 3, 2010 (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed September 7, 2010).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2010

INERGY HOLDINGS, L.P.

By: Inergy Holdings GP, LLC

By:	/s/ Laura L. Ozenberger
Name:	Laura L. Ozenberger
Title:	Senior Vice President, General Counsel and Secretary

INERGY HOLDINGS GP, LLC

By:	/s/ Laura L. Ozenberger
Name:	Laura L. Ozenberger
Title:	Senior Vice President, General Counsel and Secretary

JOHN J. SHERMAN

/s/ John J. Sherman

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (incorporated herein by reference to Exhibit 1 to the Original Schedule 13D filed on August 9, 2010).

Exhibit 2	Agreement and Plan of Merger dated as of August 7, 2010 (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed August 9, 2010).

Exhibit 3	Support Agreement dated as of August 7, 2010 (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed August 9, 2010).

Exhibit 4	Limited Liability Company Agreement of Inergy Holdings GP, LLC (incorporated herein by reference to Exhibit 3.4 to Inergy Holdings L.P.’s Registration Statement on Form S-1/A (File No. 333-122466) filed on March 14, 2005).

Exhibit 5	First Amended and Restated Agreement and Plan of Merger dated as of September 3, 2010 (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed September 7, 2010).